06017320

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

2006 Interim Results – Unaudited

FINANCIAL HIGHLIGHTS

- Recurring profit improved by 28.0 per cent to US$69.0 million (HK$538.2 million) from US$53.9 million (HK$420.4 million).
- Turnover increased by 20.6 per cent to US$1,136.5 million (HK$8,864.7 million) from US$942.5 million (HK$7,351.5 million), principally reflecting Indofood's increase in turnover and a strengthened rupiah.
- Profit attributable to equity holders increased by 18.8 per cent to US$72.2 million (HK$563.2 million) from US$60.8 million (HK$474.2 million) due principally to higher recurring profit contributions from PLDT and Indofood.
- Profit contribution from operations increased by 20.8 per cent to US$87.7 million (HK$684.1 million) from US$72.6 million (HK$566.3 million).
- Basic earnings per share increased by 18.3 per cent to U.S. 2.26 cents (HK17.63 cents) from U.S. 1.91 cents (HK14.90 cents).
- Equity attributable to equity holders increased by 16.7 per cent to US$446.9 million (HK$3,485.8 million) at 30 June 2006 from US$382.8 million (HK$2,985.8 million) at 31 December 2005.
- Consolidated gearing ratio improved to 0.99 time at 30 June 2006, compared with 1.12 times at 31 December 2005.
- An interim dividend of U.S. 0.13 cent (HK1.00 cent) (2005: U.S. 0.13 cent or HK1.00 cent) per ordinary share has been declared.

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT – UNAUDITED

For the six months ended 30 June	Notes	2006 US$m	2005 US$m	2006* HK$m	2005* HK$m
Turnover	2	1,136.5	942.5	8,864.7	7,351.5
Cost of sales		(851.2)	(702.7)	(6,639.4)	(5,481.1)
Gross profit		285.3	239.8	2,225.3	1,870.4
Gain on dilutions and divestments		17.3	3.0	134.9	23.4
Distribution costs		(95.8)	(81.7)	(747.2)	(637.3)
Administrative expenses		(65.6)	(57.3)	(511.7)	(446.9)
Other operating expenses, net		(13.8)	(9.3)	(107.6)	(72.5)
Net borrowing costs	3	(58.7)	(59.2)	(457.9)	(461.8)
Share of profits less losses of associated companies		68.2	71.1	532.0	554.6
Profit before taxation	4	136.9	106.4	1,067.8	829.9
Taxation	5	(39.6)	(20.4)	(308.9)	(159.1)
Profit for the period		97.3	86.0	758.9	670.8
Attributable to:					
Equity holders of the parent	6	72.2	60.8	563.2	474.2
Minority interest		25.1	25.2	195.7	196.6
		97.3	86.0	758.9	670.8
Ordinary share dividend	7				
U.S. 0.13 cent (HK1.00 cent) (2005: U.S. 0.13 cent or HK1.00 cent) per share		4.1	4.1	32.0	32.0

For the six months ended 30 June	Notes	2006 US¢	2005 US¢	2006* HK¢	2005* HK¢
Earnings per share attributable to equity holders of the parent	8				
Basic		2.26	1.91	17.63	14.90
Diluted		2.23	1.74	17.39	13.57

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

	Notes	At 30 June 2006 US$m	At 31 December 2005 US$m	At 30 June 2006* HK$m	At 31 December 2005* HK$m
Non-current assets					
Property and equipment	10	740.2	622.9	5,773.6	4,858.6
Plantations		234.4	169.0	1,828.3	1,318.2
Associated companies	11	418.8	381.7	3,266.6	2,977.3
Financial assets at fair value through profit or loss	12	70.4	–	549.1	–
Accounts receivable, other receivables and prepayments	13	15.8	11.7	123.2	91.2
Goodwill		40.9	32.7	319.0	255.1
Prepaid land premiums		34.2	34.5	266.8	269.1
Available-for-sale assets		4.6	2.7	35.9	21.1
Deferred tax assets		17.0	15.4	132.6	120.1
Other non-current assets		114.4	130.8	892.4	1,020.2
		1,690.7	1,401.4	13,187.5	10,930.9
Current assets					
Cash and cash equivalents		309.8	296.0	2,416.4	2,308.8
Restricted cash	17(d)	4.5	4.7	35.1	36.7
Available-for-sale assets		53.8	52.4	419.7	408.7
Accounts receivable, other receivables and prepayments	13	263.9	286.7	2,058.4	2,236.3
Inventories		299.9	303.0	2,339.2	2,363.4
Non-current assets held for sale		2.3	2.9	18.0	22.6
		934.2	945.7	7,286.8	7,376.5
Current liabilities					
Accounts payable, other payables and accruals	14	296.7	278.6	2,314.3	2,173.1
Short-term borrowings		422.1	345.0	3,292.4	2,691.0
Provision for taxation		15.5	11.2	120.9	87.4
Current portion of deferred liabilities and provisions	15	5.9	15.3	46.0	119.3
		740.2	650.1	5,773.6	5,070.8
Net current assets		194.0	295.6	1,513.2	2,305.7
Total assets less current liabilities		1,884.7	1,697.0	14,700.7	13,236.6
Equity					
Issued share capital		31.9	31.9	248.8	248.8
Other reserves		928.0	927.9	7,238.4	7,237.6
Accumulated losses		(513.0)	(577.0)	(4,001.4)	(4,500.6)
Equity attributable to equity holders of the parent		446.9	382.8	3,485.8	2,985.8
Minority interest		404.2	323.9	3,152.8	2,526.5
Total equity		851.1	706.7	6,638.6	5,512.3
Non-current liabilities					
Long-term borrowings		732.5	744.2	5,713.5	5,804.7
Deferred liabilities and provisions	15	98.6	92.7	769.1	723.1
Deferred tax liabilities		163.3	114.1	1,273.7	890.0
Derivative liability	16	39.2	39.3	305.8	306.5
		1,033.6	990.3	8,062.1	7,724.3
		1,884.7	1,697.0	14,700.7	13,236.6

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – UNAUDITED

[illegible]

CONDENSED CONSOLIDATED CASH FLOW STATEMENT – UNAUDITED

For the six months ended 30 June	Notes	2006 US$m	2005 US$m	2006* HK$m	2005* HK$m
Profit before taxation		136.9	106.4	1,067.8	829.9
Adjustments for:					
Interest expenses		68.3	64.6	532.7	503.9
Depreciation		31.5	32.7	245.7	255.1
Decrease/(increase) in other non-current assets		23.0	(4.3)	179.4	(33.5)
Decrease in accounts receivables, other receivables and prepayment (non-current)		3.9	5.6	30.5	43.6
Equity-settled share option expense		1.4	3.4	10.9	26.5
Recognition of prepaid land premiums		1.4	1.1	10.9	8.6
Loss on changes in fair value of non-current assets held for sale		0.6	–	4.6	–
Share of profits less losses of associated companies		(68.2)	(71.1)	(532.0)	(554.6)
Gain on changes in fair value of plantations		(30.0)	(8.5)	(234.0)	(66.3)
Gain on dilution of interest in an associated company		(10.2)	(3.0)	(79.6)	(23.4)
Interest income		(9.6)	(5.4)	(74.8)	(42.1)
Gain on divestment of interest in an associated company		(7.1)	–	(55.4)	–
Gain on sale of property and equipment		(0.7)	–	(5.5)	–
Dividend income from financial assets at fair value through profit or loss		(0.5)	–	(3.9)	–
Foreign exchange and derivative (gains)/losses, net		(0.4)	24.3	(3.1)	189.5
Dividend income from available-for-sale assets		–	(1.3)	–	(10.1)
Others		13.1	5.2	102.3	40.6
Operating profit before working capital changes		153.4	149.7	1,196.5	1,167.7
Decrease in working capital[1]		18.4	23.0	143.5	179.4
Net cash generated from operations		171.8	172.7	1,340.0	1,347.1
Interest received		7.8	4.8	60.8	37.4
Interest paid		(55.2)	(53.8)	(430.6)	(419.6)
Tax paid		(15.8)	(37.5)	(123.2)	(292.5)
Net cash inflow from operating activities		108.6	86.2	847.0	672.4
Dividend received from an associated company		23.3	10.0	181.7	78.0
Proceeds from sale of property and equipment and others		6.3	2.2	49.2	17.2
Dividend received from financial assets at fair value through profit or loss		0.5	–	3.9	–
Acquisition of assets designated as financial assets at fair value through profit or loss	17(a)	(66.5)	–	(518.7)	–
Acquisition of subsidiary companies	17(b)	(31.7)	1.0	(247.3)	7.8
Purchase of property and equipment and others		(27.2)	(23.6)	(212.1)	(184.1)
Increased investment in an associated company	17(c)	(6.1)	(28.2)	(47.6)	(220.0)
Loans to associated companies		(1.1)	(0.2)	(8.6)	(1.6)
Acquisitions of available-for-sale assets		(0.3)	(22.5)	(2.3)	(175.5)
Proceeds from termination of derivative transactions		–	96.3	–	751.2
Acquisition of an associated company		–	(15.0)	–	(117.0)
Net cash (outflow)/inflow from investing activities		(102.8)	20.0	(801.8)	156.0
Net borrowings raised/(repaid)		9.2	(8.8)	71.8	(68.6)
Shares issued to minority interest by a subsidiary company		2.5	–	19.5	–
Decrease in restricted cash		0.2	–	1.6	–
Issue of shares upon the exercise of share options		0.1	–	0.8	–
Dividends paid to shareholders		(8.2)	–	(64.0)	–
Dividends paid to minority shareholders by a subsidiary company		–	(21.7)	–	(169.3)
Net cash inflow/(outflow) from financing activities		3.8	(30.5)	29.7	(237.9)
Net increase in cash and cash equivalents		9.6	75.7	74.9	590.5
Cash and cash equivalents at 1 January		296.0	186.6	2,308.8	1,455.5
Exchange translation		4.2	(4.6)	32.7	(35.9)
Cash and cash equivalents at 30 June		309.8	257.7	2,416.4	2,010.1
Representing					
Cash and cash equivalents		309.8	257.7	2,416.4	2,010.1

(1) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

* The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.

Notes:

1. **Basis of preparation and changes in accounting policies**

   (a) *Basis of preparation*

   The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2005 audited Financial Statements, except as described below.

   (b) *Impact of new and revised HKFRSs*

   Certain changes to Hong Kong Generally Accepted Accounting Principles (Hong Kong GAAP) have been implemented during 2006 as a consequence of the following new and revised HKASs, Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong (International Financial Reporting Interpretations Committee) Interpretations (HK(IFRIC)-Ints) [illegible]

   [illegible]

   Except for HKAS 39 Amendment "The Fair Value Option" the adoption of the pronouncements listed above has had no material impact on the accounting policies of the Group and the methods of computation in the Group's Condensed Interim Financial Statements. The adoption of HKAS 39 Amendment "The Fair Value Option" has resulted in the Group applying more restrictive criteria for designating financial instruments as financial assets/liabilities at fair value through profit or loss.

   During the period, the Group designated 1.1 per cent interest in PLDT acquired during 2006 as financial assets at fair value through profit or loss. Please refer to Note 12 for details. The adoption has had no effect on both the profit attributable to equity holders of the parent for the periods ended 30 June 2006 and 30 June 2005 and equity attributable to equity holders of the parent at 30 June 2006 and 31 December 2005.

2. **Turnover and segmental information**

For the six months ended 30 June	2006 US$m	2005 US$m	2006* HK$m	2005* HK$m
Turnover				
Sale of goods and properties	1,117.2	919.5	8,714.2	7,172.1
Rendering of services	19.3	23.0	150.5	179.4
Total	1,136.5	942.5	8,864.7	7,351.5

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions.

By principal business activity – 2006

[illegible]

By principal geographical market – 2006

[illegible]

By principal business activity – 2005

[illegible]

By principal geographical market – 2005

[illegible]

3. **Net borrowing costs**

For the six months ended 30 June	2006 US$m	2005 US$m	2006* HK$m	2005* HK$m
Bank loans and other loans				
– wholly repayable within five years	64.1	64.0	500.0	499.2
– not wholly repayable within five years	4.2	0.6	32.7	4.7
Total borrowing costs	68.3	64.6	532.7	503.9
Less interest income	(9.6)	(5.4)	(74.8)	(42.1)
Net borrowing costs	58.7	59.2	457.9	461.8

4. **Profit before taxation**

For the six months ended 30 June	2006 US$m	2005 US$m	2006* HK$m	2005* HK$m
Profit before taxation is stated after (charging)/crediting				
Cost of inventories sold	(669.8)	(552.7)	(5,224.4)	(4,311.1)
Employee remuneration	(109.7)	(91.0)	(855.7)	(709.8)
Depreciation (Note 10)	(31.5)	(32.7)	(245.7)	(255.1)
Cost of services rendered	(18.9)	(21.2)	(147.4)	(165.4)
Impairment of an associated company	(5.0)	–	(39.0)	–
Impairment of property and equipment (Note 10)	(2.7)	–	(21.1)	–
Doubtful debt provisions (included in distribution costs)	(2.1)	(1.6)	(16.4)	(12.5)
Loss on changes in fair value of non-current assets held for sale	(0.6)	–	(4.6)	–
Gain on changes in fair value of plantations	30.0	8.5	234.0	66.3
Gain on dilution of interest in an associated company	10.2	3.0	79.6	23.4
Gain on divestment of interest in an associated company	7.1	–	55.4	–
Gain on sale of property and equipment	0.7	–	5.5	–
Dividend income from financial assets at fair value through profit or loss	0.5	–	3.9	–
Foreign exchange and derivative gains/(losses), net (Note 6)	0.4	(24.3)	3.1	(189.5)
Realised gain on sale of available-for-sale assets	0.2	–	1.6	–
Dividend income from available-for-sale assets	–	1.3	–	10.1

5. **Taxation**

No Hong Kong profits tax (2005: Nil) has been provided as the Group had no estimated assessable profits (2005: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the six months ended 30 June	2006 US$m	2005 US$m	2006* HK$m	2005* HK$m
Subsidiary companies – Overseas				
Current taxation	20.0	15.5	156.0	120.9
Deferred taxation	19.6	4.9	152.9	38.2
Total	39.6	20.4	308.9	159.1

Included within share of profits less losses of associated companies is taxation of US$13.7 million (HK$106.9 million) (2005: US$24.2 million or HK$188.8 million) and which is analysed as follows.

For the six months ended 30 June	2006 US$m	2005 US$m	2006* HK$m	2005* HK$m
Associated companies – Overseas				
Current taxation	21.0	21.1	163.8	164.6
Deferred taxation	(7.3)	3.1	(56.9)	24.2
Total	13.7	24.2	106.9	188.8

6. **Profit attributable to equity holders of the parent**

Profit attributable to equity holders of the parent includes US$3.7 million (HK$28.9 million) (2005: US$7.7 million or HK$60.1 million) net foreign exchange and derivative losses [illegible]

7. **Ordinary share dividend**

[illegible]

8. **Earnings per share**

[illegible]

9. **Subsidiary companies**

[illegible]

10. **Property and equipment**

[illegible]

11. **Associated companies**

[illegible]

12. **Financial assets at fair value through profit or loss**

[illegible]

13. **Accounts receivable, other receivables and prepayments**

[illegible]

14. **Accounts payable, other payables and accruals**

[illegible]

15. **Deferred liabilities and provisions**

[illegible]

16. **Derivative liability**

[illegible]

FIRST PACIFIC

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17. Notes to condensed consolidated cash flow statement

(a) *Acquisition of assets designated as financial assets at fair value through profit or loss*
The cash outflow of US$66.5 million (HK$518.7 million) (2005: Nil) relates principally to the Group's acquisition of 1.1 per cent interest in PLDT and designated as financial assets at fair value through profit or loss.

(b) *Acquisition of subsidiary companies*

	Indofood's acquisitions of Pacsari Pte Ltd (PPL) US$m	Indofood's acquisition of PT Sarana Inti Pratama (SAIN) and its subsidiary companies US$m	Others US$m	Total US$m	Total* HK$m
Consideration					
Cash and cash equivalents	40.5	1.5	-	42.0	327.6
Accounts receivable, other receivables and prepayments (Current)(i)	-	14.9	0.6	15.5	120.9
Other non-current assets(ii)	-	-	5.1	5.1	40.6
Total	40.5	16.4	5.7	62.7	489.1
Net assets					
Property and equipment (Note 10)	87.5	1.5	5.1	94.0	730.4
Plantations	-	26.4	-	26.4	205.9
Accounts receivable, other receivables and prepayments (Non-current)	-	2.9	-	2.9	22.7
Prepaid land premiums	-	1.9	-	1.9	14.8
Deferred tax assets	-	1.0	-	1.0	7.8
Other non-current assets	-	4.8	1.2	6.0	46.8
Cash and cash equivalents	9.1	4.6	4.6	18.3	[illegible]
Accounts receivable, other receivables and prepayments (Current)	0.2	0.1	1.0	1.6	12.5
Inventories	0.8	0.3	4.2	4.6	[illegible]
Accounts payable, other payables and accruals	(5.1)	(3.7)	(0.7)	(9.8)	(76.4)
Short-term borrowings	(15.1)	-	-	(15.1)	(117.8)
Provision for taxation	-	(0.1)	-	(0.1)	(0.8)
Long-term borrowings	-	(4.2)	-	(4.2)	(32.7)
Deferred liabilities and provisions (Note 15)	-	(0.1)	(0.1)	(0.2)	(1.6)
Deferred tax liabilities	(15.3)	(8.1)	(1.2)	(24.6)	(191.4)
Minority interest	(27.9)	(7.4)	(0.6)	(35.9)	(280.0)
Total net assets acquired at fair value	33.1	16.2	5.6	55.4	431.2
Goodwill	7.4	0.2	-	7.3	56.9
Net (outflow)/inflow of cash and cash equivalents per condensed cash flow statement	(31.4)	(0.2)	4.6	(31.7)	(247.3)

(i) *Mainly represents deposit paid for the acquisition of SAIN's convertible bonds made by PT Salim Ivomas Pratama (SIMP), a 90 per cent owned subsidiary company of Indofood, in December 2005*
(ii) *Represents Indofood's investment in PT Tahta Bahtera's convertible bonds in December 2005*

In June 2006, Indofood acquired 55.0 per cent interest in PPL for US$40.5 million (HK$315.9 million) and SIMP completed the acquisition of 70.0 per cent interest in SAIN for US$16.4 million (HK$127.9 million). PPL is engaged in shipping operations and SAIN is engaged in the operations of oil palm breeding, research management and plantations in Indonesia.

Since the date of acquisitions, the above acquired companies recorded profit for the period of US$0.1 million (HK$0.8 million), which were included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2006, the turnover and profit for the period of the Group for the six months ended 30 June 2006 would be US$1,141.2 million (HK$8,901.4 million) and US$99.1 million (HK$773.0 million), respectively. The subsidiary companies acquired during the period had minimal net cash outflows from operating and investing activities and no cashflow in respect of financing activities during the period.

(c) *Increased investment in an associated company*
The cash outflow of US$6.1 million (HK$47.6 million) (2005: US$28.2 million or HK$220.0 million) relates to the Group's increased investment in PLDT. 2006's purchase was principally made in accordance with the terms of Head Office's Exchangeable Notes.

(d) *Restricted cash*
At 30 June 2006, the Group had US$4.5 million (HK$35.1 million) (31 December 2005: US$11.7 million or HK$36.7 million) of cash which was restricted as to use. The full amount has been released in July 2006.

(e) *Major non-cash transaction*
During the period, the Group settled US$7.4 million (HK$57.7 million) of Head Office's Exchangeable Notes through the transfer of 0.1 per cent PLDT shares.

18. Commitments and contingent liabilities

(a) *Capital expenditure*

	At 30 June 2006 US$m	At 31 December 2005 US$m	At 30 June 2006* HK$m	At 31 December 2005* HK$m
Commitments in respect of subsidiary companies:				
Authorized, but not contracted for	7.9	15.1	61.6	117.8
Contracted, but not provided for	5.8	7.5	45.3	58.5
Total	13.7	22.6	106.9	176.3

Capital expenditure commitments principally relate to Indofood's purchase of property, machinery and equipment.

(b) *Contingent liabilities*
At 30 June 2006, neither the Group nor the Company had any significant contingent liabilities (31 December 2005: Nil).

19. Share options
Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 30 June 2006 are set out below.

(a) *Particulars of the Company's share option scheme*

Company	Share options held at 1 January 2006	Share options granted during the period	Share options exercised during the period	Share options held at 30 June 2006	Share option exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
[illegible]	[illegible]	-	-	[illegible]	1.75	1.75	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	-	-	[illegible]	1.75	1.75	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	-	-	[illegible]	1.75	1.75	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	-	-	[illegible]	1.75	1.75	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	-	-	[illegible]	1.75	1.75	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	-	[illegible]	[illegible]	1.75	1.75	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	-	-	[illegible]	1.75	1.75	-	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	-	-	[illegible]	1.75	1.75	-	[illegible]	[illegible]	[illegible]	[illegible]
	-	[illegible]	-	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]							

(b) *Particulars of Metro Pacific's share option scheme*

Metro Pacific	Share options held at 1 January 2006	Share options canceled during the period	Share options held at 30 June 2006	Share option exercise price (Peso)	Market price at date of grant (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	315,664	(267,649)	48,015	3.16	3.57	1 August 1997	August 1997	August 2007

Other than as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the period.

20. Related party transactions
Significant related party transactions entered into by the Group during the period are disclosed as follows:

(a) The Company and certain of its group companies signed a Cooperation Agreement on 31 January 2006 with PLDT, NTT DoCoMo, Inc. and NTT Communications, Inc. which governs the shareholding arrangements and other business arrangements, including the rollout and development of 3G services in the Philippines, between the parties.

(b) In April 2006, a wholly-owned subsidiary company of the Company converted its Pesos 490 million (US$8.6 million or HK$67.1 million) investment in Metro Pacific's preferred shares into common shares at Peso 1 per share, which increased the Group's economic interest in Metro Pacific from 75.5 per cent to 76.1 per cent.

(c) In April 2006, MPIC acquired Metro Pacific's entire 51.0 per cent interest in Landco, Inc. (Landco) for a consideration of Pesos 682.7 million (US$12.8 million or HK$99.8 million) and a Pesos 137.7 million (US$2.6 million or HK$20.3 million) receivable from Landco at its face value. In May 2006, MPIC converted the said receivable from Landco into new shares in Landco, with a pro-rated contribution of Pesos 132.2 million (US$2.5 million or HK$19.5 million) from AB Holdings, Inc., the 19 per cent shareholder of Landco.

(d) In May 2006, Metro Pacific repaid its outstanding liabilities owed to certain wholly-owned subsidiary companies of the Company totaling Pesos 854 million (US$16.4 million or HK$127.9 million).

(e) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2005: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

Total fees under these arrangements amounted to Pesos 299 million (US$5.7 million or HK$44.5 million) for the period ended 30 June 2006 (2005: Pesos 278 million or US$5.1 million or HK$39.8 million). At 30 June 2006, ALBV had outstanding receivable under the technical assistance agreement amounting to Pesos 30 million (US$0.6 million or HK$4.7 million) (31 December 2005: Pesos 194 million or US$3.7 million or HK$28.9 million).

(f) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of transactions For the six months ended 30 June	2006 US$m	2005 US$m	2006* HK$m	2005* HK$m
Profit and loss items				
Sales of finished goods				
– to associated companies	24.7	17.1	192.7	133.4
– to affiliated companies	21.0	14.7	163.8	114.7
Purchases of raw materials				
– from associated companies	18.3	12.5	142.7	97.5
– from affiliated companies	1.8	3.4	14.0	26.5
Insurance expenses				
– to affiliated companies	1.6	-	12.5	-
Management and technical services fee income and royalty income				
– from associated companies	0.3	0.2	2.3	1.6
– from affiliated companies	0.5	1.3	3.9	10.1
Rental expenses				
– to affiliated companies	0.6	0.7	4.7	5.5
Transportation and pump services expenses				
– to affiliated companies	0.2	0.3	1.6	2.1

Approximately four per cent (2005: four per cent) of Indofood's sales and two per cent (2005: three per cent) of its purchases were transacted with these related parties.

Nature of balances	At 30 June 2006 US$m	At 31 December 2005 US$m	At 30 June 2006* HK$m	At 31 December 2005* HK$m
Balance sheet items				
Accounts receivable – trade				
– from associated companies	5.2	0.1	40.6	0.8
– from affiliated companies	5.7	4.8	44.5	37.4
Accounts receivable – non-trade				
– from associated companies	-	0.1	-	0.8
– from affiliated companies	7.3	5.9	56.9	46.0
Accounts payable – trade				
– to associated companies	5.2	6.4	40.6	49.9
– to affiliated companies	0.9	1.2	7.0	9.4
Accounts payable – non-trade				
– to affiliated companies	0.8	0.6	6.2	4.7

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the "Corporate Governance" section of this announcement.

21. Subsequent events

(a) In July 2006, the Group has redeemed in full its outstanding secured bonds of US$108 million (HK$842.4 million) at par upon their maturity. The redemption was funded by internal cash resources. Following the full redemption of the bonds, the security interest over the Group's shareholding in Indofood was released.

(b) On 16 August 2006, Indofood completed a merger between its wholly-owned edible oils and fats subsidiary companies and SIMP, through the issuance of new shares by SIMP to Indofood in exchange for the full ownership of the edible oils and fats businesses. As a result, Indofood's effective interest in the merged SIMP increased to approximately 84 per cent from 48 per cent.

(c) On 16 August 2006, SIMP entered into a conditional sale and purchase agreement with Rascal Holdings Limited, a company owned by the Chairman of the Company, in relation to the purchase of a 60 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land for a consideration of Rupiah 125 billion (US$13.7 million or HK$106.9 million). Completion of the acquisition is conditional upon fulfillment of various conditions precedent.

(d) On 23 August 2006, Indofood entered into a conditional sale and purchase agreement with ISG Asia Limited (ISG), a company listed on the Singapore Exchange Securities Trading Limited (SGX-ST) Dealing and Automated Quotation System, in relation to the proposed listing of Indofood's oil palm plantations and edible oils and fats businesses through a reverse takeover of ISG. The transaction is valued at 392.7 million Singapore Dollars (US$248.5 million or HK$1,938.3 million) with Indofood receiving 9.982 billion new ISG shares after injecting its oil palm plantations and edible oils and fats businesses.

Upon completion of the transaction, Indofood will become the majority shareholder of ISG owning over 98 per cent of the enlarged issued share capital of ISG. To comply with SGX-ST rules on shareholding spread and distribution requirements, it is intended that a placement of new and/or existing shares of ISG will be carried out.

The transaction is subject to the completion of due diligence and approvals of shareholders of the Company, Indofood and ISG as well as the regulatory authorities in Hong Kong, Indonesia and Singapore.

* *The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.*

SUMMARY OF PRINCIPAL INVESTMENTS

Philippine Long Distance Telephone Company
PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	182.8 million
Particular of issued shares held	:	Common shares of Pesos 5 par value
Economic interest/voting interest	:	24.4 per cent/31.2 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk
Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particular of issued shares held	:	Shares of Rupiah 100 par value
Economic interest/voting interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Corporation
Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. It is currently undergoing a program of reorganization and recapitalization which is expected to be completed before the end of 2006.

Sector	:	Property and Transportation
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	19.1 billion
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	76.1 per cent

Further information on Metro Pacific can be found at www.metropacific.com

Metro Pacific Investments Corporation
MPIC is a Philippines-based investment holding and management company which is formed to undertake a comprehensive reorganization and recapitalization plan with Metro Pacific, launched in early 2006. MPIC is expected to replace Metro Pacific as a newly-listed entity on the Philippine Stock Exchange before the end of 2006. MPIC's initial business activity will be focused in its rapidly growing real estate subsidiary, Landco Pacific Corporation. However, its business activities are intended to expand into high-growth sectors of the Philippine economy, such as infrastructure.

Sector	:	Property
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	1,150.1 million
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	100 per cent

Level Up! International Holdings Pte Ltd
Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

Sector	:	Online games
Place of incorporation/business area	:	Singapore/The Philippines, Brazil and India
Issued number of shares	:	413,869
Particular of issued shares held	:	Ordinary shares of US$8 par value
Economic interest/voting interest	:	25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

REVIEW OF OPERATIONS
Below is an analysis of results by individual company.

Contribution Summary

For the six months ended 30 June US$ millions	Turnover 2006	Turnover 2005	Contribution to Group profit(i) 2006	Contribution to Group profit(i) 2005
PLDT(ii)	-	-	66.5	58.8
Indofood	1,104.7	911.6	23.8	15.5
Metro Pacific/MPIC	31.8	30.9	(1.4)	(1.1)
Level Up(ii)	-	-	(1.2)	(0.6)
From operations	1,136.5	942.5	87.7	72.6
Head Office items:				
– Corporate overhead			(6.4)	(5.3)
– Net interest expense			(11.4)	(10.0)
– Other expenses			(0.9)	(3.4)
Recurring profit			69.0	53.9
Foreign exchange and derivative losses(iii)			(3.7)	(7.7)
Non-recurring items(iv)			6.9	14.6
Profit attributable to equity holders of the parent			72.2	60.8

(i) *After taxation and minority interest, where appropriate*
(ii) *Associated companies*
(iii) *1H06's foreign exchange and derivative losses include a US$2.1 million (1H05: US$10.4 million) loss on revaluation of option element embedded in Head Office's Exchangeable Notes, a US$3.5 million (1H05: Nil) loss on changes in the fair value of 1.1 per cent PLDT shares acquired by the Group in 2006 and designated as financial assets at fair value through profit or loss and US$1.7 million (1H05: US$2.7 million) gains on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings*
(iv) *1H06's non-recurring gains of US$6.9 million mainly comprise a gain on dilution upon conversion of PLDT's convertible preference shares of US$10.2 million and a gain on divestment of the Group's interest in PLDT of US$7.1 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares. 1H05's non-recurring gains of US$14.6 million mainly comprised goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$5.0 million, a gain on dilution of the Group's interest in PLDT of US$3.0 million and Metro Pacific's adjustments made to amounts owed to Pacific Plaza Towers contractor and others*

During the period, the Group's turnover increased by 20.6 per cent to US$1,136.5 million (1H05: US$942.5 million), principally reflecting an increase in Indofood's turnover and a strengthened rupiah. The Group's businesses improved their operating performance in 1H06, recording profit contributions totaling US$87.7 million (1H05: US$72.6 million), an increase of 20.8 per cent. Recurring profit also increased by 28.0 per cent to US$69.0 million from US$53.9 million in 1H05. The Group recorded US$3.7 million (1H05: US$7.7 million) net foreign exchange and derivative losses and US$6.9 million (1H05: US$14.6 million) of net non-recurring gains. As a result, the Group recorded a net profit for 1H06 of US$72.2 million, a 18.8 per cent improvement over 1H05's net profit of US$60.8 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Closing	At 30 June 2006	At 31 December 2005	Six months change	At 30 June 2005	One year change
Peso	53.12	53.09	-0.1%	56.11	+5.6%
Rupiah	9,309	9,830	+5.3%	9,713	+4.1%

Averages	Six months ended 30 June 2006	12 months ended 31 December 2005	Six months change	Six months ended 30 June 2005	One year change
Peso	52.11	54.99	+5.5%	54.91	+5.1%
Rupiah	9,180	9,756	+6.3%	9,443	+2.9%

In 1H06, the Group recorded net foreign exchange and derivative losses of US$3.7 million (1H05: US$7.7 million), which may be further analysed as follows:

For the six months ended 30 June US$ millions	2006	2005
Head Office	(5.1)	(10.4)
PLDT	(0.6)	7.7
Indofood	1.9	(5.0)
Others	0.1	-
Total	(3.7)	(7.7)

PLDT
Philippine Long Distance Telephone Company (PLDT)'s operations are principally denominated in peso, which averaged Pesos 52.11 (1H05: 54.91) to the U.S. dollar. Its financial results are prepared under Philippine Generally Accepted Accounting Principles (GAAP) and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite the Philippine GAAP and Hong Kong GAAP being largely based on International Financial Reporting Standards (IFRSs), certain adjustments still need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	2006	2005
Net income under Philippine GAAP	15,306	16,785
Preference dividends(i)	(44)	(700)
Net income attributable to common shareholders	15,262	16,085
Differing accounting treatments(ii)		
– Reclassification of non-recurring items	(241)	-
– Others	(579)	(1,122)
Intragroup items(iii)	150	150
Adjusted net income under Hong Kong GAAP	14,592	15,113
Foreign exchange and derivative losses/(gains)(iv)	142	(1,743)
PLDT's net income as reported by First Pacific	14,734	13,370
US$ millions		
Net income at prevailing average rates for 1H06: Pesos 52.11 and 1H05: Pesos 54.91	282.7	243.5
Contribution to First Pacific Group profit, at an average shareholding of 1H06: 23.5% and 1H05: 24.2%	66.5	58.8

(i) *First Pacific presents net income after deduction of preference dividends.*
(ii) *Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment include:*
- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 1H06, Pesos 2.7 billion deferred tax assets and benefits (recognized after Piltel has established a history of taxable profits) and Pesos 2.5 billion additional accelerated depreciation expenses due to migration to Next Generation Network (NGN) were excluded and presented separately as non-recurring items.*

(iii) *These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.*
(iv) *To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately*

PLDT contributed a profit of US$66.5 million (1H05: US$58.8 million) to the Group. In peso terms, its consolidated core earnings before foreign exchange and derivative losses, deferred tax assets and additional depreciation increased by 11 per cent to Pesos 15.2 billion (US$291.7 million) (1H05: Pesos 13.7 billion; US$249.5 million) contributed from higher revenues from both Wireless and Fixed Line data services. PLDT declared an interim dividend of Pesos 50 (US$1) per share represented a 60 per cent payout of its consolidated core earnings. Consolidated net income decreased by 7 per cent to Pesos 15.3 billion (US$293.6 million) (1H05: Pesos 16.5 billion; US$300.5 million) which primarily resulted from foreign exchange losses, a higher statutory tax rate and additional depreciation expenses in relation to the migration of the existing fixed line system to Next Generation Network (NGN).

PLDT's consolidated service revenues grew 2.0 per cent to Pesos 60.6 billion (US$1,162.9 million) (1H05: Pesos 59.5 billion; US$1,083.6 million) reflecting the net effect of higher revenue contributions from the Wireless and Information and Communications Technology (ICT) business groups, partly offset by lower Fixed Line revenues. With the combined effect of revenue growth and continued management of cash costs, PLDT group's earnings before interest, tax, depreciation and amortization (EBITDA) improved by 7 per cent to Pesos 40.4 billion (US$775.3 million) (1H05: Pesos 37.9 billion; US$690.2 million). EBITDA margin increased to 67 per cent (1H05: 64 per cent) of service revenues.

For the first half of 2006, consolidated data revenue grew by 12 per cent to Pesos 26.1 billion (US$500.9 million) which accounted for 43 per cent of the consolidated revenue compared with 39 per cent contribution in 2005. The increase in consolidated data and ICT revenues more than compensated for the decline in traditional voice revenues. Going forward, PLDT expects its revenue mix to shift from voice to data as it continues to upgrade its networks to support the growth in broadband and other data services.

The ICT group is expected to increase its overall contribution to the PLDT group. ePLDT will continue to broaden its revenue base from its existing core businesses, complemented by strategic investments in new areas with high growth potential.

PLDT's consolidated free cash flow stood at Pesos 17.4 billion (US$333.9 million) (1H05: Pesos 27.4 billion; US$499.0 million) despite a 77 per cent increase in consolidated capital expenditure to Pesos 12.4 billion (US$238.0 million) (1H05: Pesos 7.0 billion; US$127.5 million) as a result of the ongoing upgrade and expansion of its fixed line and cellular network facilities. Its strong free cash flow enabled it to reduce debt by US$209 million during the first half of 2006. It plans to repay an additional US$381 million in the second half of 2006. PLDT group's total debt was US$1.8 billion as at the end of June 2006 (31 December 2005: US$2.1 billion).

Wireless: Smart's and Piltel's consolidated wireless service revenues increased by 6 per cent to Pesos 38.6 billion (US$740.8 million) (1H05: Pesos 36.5 billion; US$664.7 million) principally contributed from the sustained growth in data revenue and Smart 25 series packages and promotions. Consolidated wireless EBITDA increased by 8 per cent to Pesos 25.8 billion (US$495.1 million) (1H05: Pesos 23.9 billion; US$435.3 million) resulting from Smart's efforts on reducing cash operating expenses, while EBITDA margins improved to 67 per cent. Smart and Piltel's Talk 'N Text combined GSM subscriber base grew by 2.1 million during the period to 22.5 million (31 December 2005: 20.4 million) which represents approximately 59 per cent of the cellular market in the Philippines. As at the end of June 2006, the cellular penetration rate in the Philippines was approximately 44 per cent.

Smart has invested US$60 million in its 3G network which is the widest 3G network in the Philippines. Its 3G services enables video calling to 142 Philippine's cities and international video calling to 13 countries, TV streaming of major television networks in the Philippines, and downloading of full music tracks and video clips from the Internet.

Smart continued to introduce various attractive innovative wireless broadband products and services under brand names of *Smart Bro*. Through the ongoing network coverage and capacity expansion, and market segmentation, PLDT's Wireless group is able to further strengthen its market leader position by offering value-added SMS and voice call packages to satisfy its wide-range subscribers' needs and to employ its facilities efficiently. The future revenue growth is expected to continue to be driven by broadband and data services. This equips PLDT to transform Smart from a cellular company into a multi-service wireless communications provider.

Fixed Line: Fixed Line service revenues were flat at Pesos 24.1 billion (US$462.5 million) (1H05: Pesos 24.2 billion; US$440.7 million) resulting from the increase in corporate data and residential digital subscriber line (DSL) data services revenues which were offset by the reduction in revenues of the local exchange and international long distance call service revenues due to the five per cent year-on-year appreciation of the peso. Fixed Line EBITDA improved by 4 per cent to Pesos 14.2 billion (US$272.5 million) (1H05: Pesos 13.6 billion; US$247.7 million) reflecting the significant decline in doubtful account provision and EBITDA margins recorded an improvement to 59 per cent (1H05: 56 per cent).

PLDT DSL and *Vibe* dial-up Internet service accelerated their growth during the period, their consolidated revenues significantly improved by 43 per cent to Pesos 1.7 billion (US$32.6 million). As at the end of June 2006, DSL's broadband subscriber grew by 30,000 to 109,000 while *Vibe* dial-up Internet service subscriber increased by 43,000 during the period to 425,000.

The ongoing upgrade to NGN is expected to increase PLDT's network capabilities and efficiency, as well as reduce operating costs.

Information and Communications Technology: ePLDT service revenues rose 36 per cent to Pesos 1.8 billion (US$34.5 million) (1H05: Pesos 1.3 billion; US$23.7 million) of which Pesos 1.2 billion (US$23.0 million) or 68 per cent was contributed from its call center group ePLDT Ventus. Consolidated call center revenues grew by 48 per cent during the period resulting from an increase in capacity utilization and business expansion. Currently, its call centers have 4,600 seats operating in seven locations.

On 11 July 2006, PLDT expanded its business portfolio to global business process outsourcing (BPO) market by acquiring the full ownership of SPi Technologies, Inc. (SPi) which ranked the world's second largest pure-play BPO service provider and the ninth largest independent BPO company. Its principal businesses include content editorial and production, litigation support coding and electronic discovery, medical transcription, and database structuring and management. This acquisition increased ePLDT's service seats to 8,300.

ePLDT accelerates its gaming content development for both fixed line broadband and wireless businesses by acquiring 60 per cent interest of Level Up! Philippines, and 20 per cent interest in PhilWeb which is an internet-based gaming company.

INDOFOOD
PT Indofood Sukses Makmur Tbk (Indofood)'s operations are principally denominated in rupiah, which averaged Rupiah 9,180 (1H05: 9,443) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows:

For the six months ended 30 June Rupiah billions	2006	2005
Net income under Indonesian GAAP	268	14
Differing accounting treatments(i)		
– Reclassification of non-recurring items	55	(47)
– Gain on revaluation of plantations	154	45
– Foreign exchange accounting	27	27
– Others	(45)	(67)
Adjusted net income/(loss) under Hong Kong GAAP	459	(28)
Foreign exchange and derivative (gains)/losses(ii)	(35)	312
Indofood's net income as reported by First Pacific	424	284
US$ millions		
Net income at prevailing average rates for 1H06: Rupiah 9,180 and 1H05: Rupiah 9,443	46.2	30.1
Contribution to First Pacific Group profit, at an average shareholding of 1H06: 51.5% and 1H05: 51.5%	23.8	15.5

(i) *Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:*
- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H06 of Rupiah 55 billion loss represents Rupiah 29 billion write-off of deferred tax assets as a consequence of a group restructuring among subsidiary companies within Indofood's edible oils and fats division and Rupiah 26 billion of manpower rightsizing costs. Adjustment for 1H05 of Rupiah 47 billion gains represents Rupiah 91 billion goodwill compensation received in connection to the establishment of a joint venture entity, partly offset by Rupiah 44 billion of manpower rightsizing costs.*
- *Gain on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the changes in fair value of plantations during the period.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*

(ii) *To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.*

Indofood contributed a recurring profit of US$23.8 million (1H05: US$15.5 million) in the first half of 2006 representing a 53.5 per cent improvement over the same period in 2005. In rupiah terms, consolidated sales increased by 17.8 per cent to Rupiah 10,141.7 billion (US$1,104.7 million) (1H05: Rupiah 8,608.7 billion, US$911.6 million) contributed from strong volume growth in most business groups despite weak consumer purchasing power. Due to higher fuel-related and raw material costs, consolidated operating expenses were up by 9.3 per cent to Rupiah 1,371.4 billion (US$149.4 million) (1H05: Rupiah 1,255.2 billion; US$132.9 million) and gross margin decreased to 22.7 per cent (1H05: 24.9 per cent). Net income significantly increased to Rupiah 267.8 billion (US$29.2 million) (1H05: Rupiah 14.5 billion, US$1.5 million) reflecting improved sales and foreign exchange gain of Rupiah 50.2 billion (US$5.5 million) (1H05: Loss of Rupiah 445.1 billion; US$47.1 million). Net interest costs slightly declined to Rupiah 414.1 billion (US$45.1 million) (1H05: Rupiah 427.3 billion; US$45.3 million) reflecting the lower average outstanding balance of the Eurobonds due in 2007 as a result of early redemptions made in 2005 and 2006. Debt to equity ratio stood at 1.58 times (31 December 2005: 1.59 times) and net gearing ratio improved to 1.18 times (31 December 2005: 1.36 times).

On 23 August 2006, Indofood announced the proposed listing of its oil palm plantations and edible oils and fats (EOF) businesses through a reverse takeover of a Singapore listed company ISG Asia Limited (ISG). According to the proposal, Indofood agreed to sell its EOF businesses valued at approximately S$392.7 million (US$249.0 million) to ISG for an exchange of 9.982 billion new ISG shares; ISG to be renamed to Indofood Agri Resources Limited; and thereafter to issue additional new shares to raise fund for the expansion of its EOF business group. The proposal is subject to respective shareholders and regulatory authorities' approval.

Consumer Branded Products includes Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings. Total sales of this business group improved by 23.1 per cent to Rupiah 4,048.7 billion (US$441.0 million) (1H05: Rupiah 3,288.6 billion; US$348.3 million).

Noodles' sales increased by 21.2 per cent to Rupiah 3,517.9 billion (US$383.2 million) (1H05: Rupiah 2,903.7 billion; US$307.5 million) partially supported by the improvement in the distribution system and an implementation of certain marketing strategies, despite increased in raw materials and operating costs. Income from operations improved by 19.1 per cent to Rupiah 299.5 billion (US$32.6 million) (1H05: Rupiah 251.4 billion; US$26.6 million).

Nutrition and Special Foods recorded a 42.1 per cent increase in sales to Rupiah 179.7 billion (US$19.6 million) (1H05: Rupiah 126.5 billion; US$13.4 million), as a result of the increase in sales volume and average selling price. Income from operations was up 33.1 per cent to Rupiah 31.7 billion (US$3.5 million) (1H05: Rupiah 23.8 billion; US$2.5 million).

Sales of ***Snack Foods*** grew by 45.0 per cent to Rupiah 191.9 billion (US$20.9 million) (1H05: Rupiah 132.3 billion, US$14.0 million) stimulated mainly by the increase in sales volume. Income from operation improved by over two times to Rupiah 12.7 billion (US$1.4 million) (1H05: Rupiah 4.0 billion; US$0.4 million). Management will continue to review Snack Foods' products range and marketing strategy to sustain growth.

Food Seasoning recorded a 24.3 per cent increased in sales to Rupiah 159.2 billion (US$17.3 million) (1H05: Rupiah 128.1 billion; US$13.6 million) due to increased sales volume. Income from operations turnaround to a profit of Rupiah 1.9 billion (US$0.2 million) from a loss of Rupiah 9.9 billion (US$1.0 million) for the same period in 2005.

Bogasari: Sales improved by 13.9 per cent to Rupiah 4,121.0 billion (US$448.9 million) (1H05: Rupiah 3,616.8 billion, US$383.0 million) reflecting the increase in sales volume of flour, flour's by-product and pasta. Income from operations improved by 51.9 per cent to Rupiah 427.8 billion (US$46.6 million) (1H05: Rupiah 281.6 billion; US$29.8 million).

Edible Oils and Fats: Performance of this business unit pressured by U.S. dollar-linked revenues due to the appreciation of rupiah during the period despite total sales improvement to Rupiah 2,166.1 billion (US$236.0 million) (1H05: Rupiah 2,057.7 billion; US$217.9 million).

On 16 August 2006, Indofood subsidiary company signed a conditional sale and purchase agreement to acquire approximately 85,500 hectares of plantation land. The transaction is expected to be completed by 31 December 2006. This is in line with Indofood's long-term strategy to accelerate the expansion of its oil palm plantation and development of its Edible Oils and Fats business group.

Cooking Oils and Fats' sales increased by 9.7 per cent to Rupiah 1,241.8 billion (US$135.3 million) (1H05: Rupiah 1,131.6 billion; US$119.8 million) contributed from the increase in sales volume. Operational results turned to a loss of Rupiah 4.7 billion (US$0.5 million) (1H05: a profit of Rupiah 34.3 billion; US$3.6 million).

Sales of the ***Commodity*** stabled at Rupiah 384.3 billion (US$41.9 million) (1H05: Rupiah 388.4 billion; US$41.1 million). Though sales volume of coconut oil based and crude palm oil based products increased, operational results reported a loss of Rupiah 38.2 billion (US$4.2 million) (1H05: a profit of Rupiah 5.5 billion; US$0.6 million) due to the strengthening of Rupiah as majority of the sales are exported.

Plantation: Indofood increased its plantation size from approximately 95,000 hectares in December 2005 to approximately 138,000 hectares in the first half of 2006. The current CPO supply can support approximately 45 per cent of Indofood's internal demand. Sales stabled at Rupiah 540.0 billion (US$58.8 million) (1H05: 537.6 billion; US$56.9 million). Income from operations declined by 17.9 per cent to Rupiah 220.8 billion (US$24.1 million) (1H05: Rupiah 269.1 billion; US$28.5 million).

Distribution reported a 37.0 per cent grew in sales to Rupiah 1,417.2 billion (US$154.4 million) (1H05: Rupiah 1,034.5 billion; US$109.6 million) resulted from the improvement in distribution system and focused marketing strategy. Income from operations improved by 63.1 per cent to Rupiah 8.6 billion (US$0.9 million) (1H05: Rupiah 5.3 billion; US$0.6 million).


FIRST
PACIFIC

Publication: South China Morning Post **Date:** 8 September 2006
Page: Classified 8 – 10

METRO PACIFIC/MPIC

Metro Pacific Corporation (Metro Pacific)/Metro Pacific Investments Corporation (MPIC)'s operations are principally denominated in peso, which averaged Pesos 52.11 (1H05: 54.91) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite the Philippine GAAP and Hong Kong GAAP being largely based on IFRSs, certain adjustments still need to be made to Metro Pacific's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June

Peso millions	2006	2005
Net (loss)/income under Philippine GAAP	(446)	91
Differing accounting treatments[(i)]		
– Reclassification of non-recurring items	341	(175)
– Others	–	(1)
Intragroup items	–	5
Adjusted net loss under Hong Kong GAAP	(105)	(80)
Foreign exchange and derivative gains[(ii)]	–	(1)
Metro Pacific/MPIC's net loss as reported by First Pacific	(105)	(81)
US$ millions		
Net loss at prevailing average rates for 1H06: Pesos 52.11 and 1H05: Pesos 54.91	(2.0)	(1.5)
Contribution to First Pacific Group profit, at an average shareholding of 1H06: 75.7% (1H05: 75.5%) for Metro Pacific and 100% for MPIC	(1.4)	(1.1)

(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment include:
– Reclassification of non-recurring items. Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H06 of Pesos 0.3 billion losses principally relate to provisions for a vessel and an investment in a real estate associated company. Adjustment for 1H05 of Pesos 0.2 billion gains principally relate to adjustments made to amounts owed to Pacific Plaza Towers contractor.
(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

Metro Pacific/MPIC contributed a recurring loss of US$1.4 million (1H05: loss of US$1.1 million) to the Group. At Metro Pacific/MPIC level, a loss of Pesos 446.0 million (US$8.6 million) was reported which was largely a reflection of two non-recurring items; a vessel write down and a provision made against an affiliated real estate investment. Consolidated revenues were Pesos 1.7 billion (US$31.8 million) (1H05: Pesos 1.7 billion; US$30.9 million) reflecting higher revenues from Landco Pacific Corporation (Landco Pacific) offset by lower revenues from Negros Navigation Co., Inc. due to over-capacity in the Philippines domestic shipping industry. Operating expenses increased by 49.2 per cent to Pesos 333.4 million (US$6.4 million) (1H05: Pesos 223.5 million; US$4.1 million) largely reflecting pre-development activities in relation to Landco Pacific's new and expansion projects.

In March 2006, Metro Pacific commenced its reorganization and recapitalization plan to strengthen its capital position in preparation for new growth. The first stage of the plan: migrating Metro Pacific's 51.0 per cent owned subsidiary Landco, Inc. to a newly established investment company, MPIC, was completed in April 2006. On 23 August 2006, Metro Pacific received approval from the Philippine Securities and Exchange Commission to consolidate every 20 common shares of Metro Pacific into one new Metro Pacific share. MPIC plans to announce details of its tender offer to Metro Pacific shareholders in September 2006. The offer is anticipated to be for every four Metro Pacific consolidated common shares to exchange for one new MPIC common share and to Metro Pacific's minority shareholders, three warrants to subscribe for three MPIC common shares at par. MPIC plans to list on the Philippine Stock Exchange in November 2006 and Metro Pacific will become its unlisted subsidiary company.

LEVEL UP

Level Up! International Holdings Pte. Ltd. (Level Up) contributed a recurring loss of US$1.2 million (2Q05: post acquisition recurring loss of US$0.6 million) to the Group. The Group also shared a non-recurring gain of US$1.8 million arising from the disposal of 60 per cent interest in Level Up! Philippines to ePLDT in April 2006.

In the **Philippines**, Level Up's market share of paying subscribers is stable at approximately 80 per cent. Ragnarok (developed by Gravity Co. Ltd.) remains the most popular game since it was launched in 2003. Level Up is working with Gravity to revitalize Ragnarok and to launch new product features in Rose (a 3-D massively multiplayer online role playing game (MMORPG) developed by Gravity). Another 3-D MMORPG, RF Online (developed by CCR Inc.) and a leading Korean sports casual game, Free Style (developed by JCE Entertainment Co. Ltd.) were launched in January and March 2006, respectively. Level Up increases its market reach by partnering with a leading consumer brand and a leading magazine.

ePLDT, a wholly-owned subsidiary of PLDT, completed the acquisition of 60 per cent interest of this operation in April 2006. The company will merge with ePLDT's netGames by year end of 2006. The merger is expected to realize significant cost savings, enhance efficiencies and further strengthen the company's position as a market leader.

In **Brazil**, Ragnarok remains popular. Level Up plans to launch new games Gunz (developed by Maiet Entertainment Inc.), Grand Chase (developed by KOG Studios) and RF Online in the second half of 2006, as well as to distribute Ragnarok game time through a leading Brazilian Internet portal. Level Up continues to expand its distribution network to reach popular street kiosks in metropolitan areas and plans to offer its prepaid cards and CDs through leading national retail outlets.

In **India**, Level Up launched limited commercial service for Ragnarok in March 2006. Gunz is in an open beta stage and the commercial launch is expected to take place in the third quarter of 2006. Level Up continues to develop its distribution networks in key metropolitan areas. India is a very early stage market with significant medium term potential; hence no significant revenues are expected in the short term.

2006 GOALS: HALF YEAR REVIEW

First Pacific

Goal Continue to improve share price performance
Achievement Ongoing. Share price reached a significantly higher level of HK$3.875 from the 2006 opening of HK$3.00. It closed at a slightly increased HK$3.025 as at interim closing.

Goal Continue to evaluate investment opportunities in telecommunications, infrastructure or consumer food products industries in the region
Achievement Ongoing. Investment opportunities within the region are constantly being evaluated. This evaluation is being made strictly against the rigorous criteria set by the management only for projects which could deliver substantial value enhancing and/or potential synergy with the Group's existing businesses.

Goal Raise funds with improved terms for funding expansion opportunities
Achievement Ongoing. Continue to explore long-term funding sources with attractive terms and structure to finance, support and enhance returns from potential strategic long-term investments.

Goal Maintain dividend payments to shareholders subject to continued strong performance of PLDT and further improved performance of Indofood
Achievement Ongoing. Interim dividend is maintained at HK1.00 cent per share payable in October 2006. The Board will review the dividend payout ratio for the full year, based on the results of PLDT and Indofood which are expected to continue to be strong.

PLDT

Goal Continue to build out the Next Generation Network (NGN) and roll out wireless broadband in order to increase broadband subscribers and expand the Group's data/broadband capabilities
Achievement Achieved and ongoing. PLDT Group's broadband subscriber increased by 52.6 per cent to 174,000. PLDT is currently upgrading 200,000 lines to NGN while Smart has increased its wireless broadband capable cell sites to 2,200 as of the end of June 2006. The NGN has a simpler network architecture with less network elements and higher data services capability but at a lower cost.

Goal Maximize Smart's 2G network by developing content and new services to encourage higher usage and penetrate lower income segments
Achievement Achieved and ongoing. Smart introduced various competitive top-up plans to suit the requirements of specific market segments. These new promotions include *Smart Load* "All Text" which provides 15 non-expiring text messages for Pesos 12 per load and *Unli 30* which allows unlimited on-network texting for a period of 2 days without the need for registration. In order to support these initiatives, Smart has expanded the capacity of its cellular network to handle as much as 1 billion text messages per day.

Goal Introduce 3G technology and develop services and applications to encourage usage
Achievement Achieved and ongoing. Smart's 3G service was commercially launched on 1 May 2006. Smart currently offers 3G services such as Smart-to-Smart video calls; international video calls to selected countries; video and audio streaming, Internet and WAP browsing, video clip downloading, ring tones, visual ringers and games at prices in line with its existing 2G services.

Goal Reduce debt by a minimum of US$300 million
Achievement Achieved and reset to higher target. PLDT reduced debt by US$269 million which accounted for 90 per cent of the original target and raised the debt reduction target for 2006 to US$350 million.

Goal Raise dividends to common shareholders to a minimum of 50 per cent of 2006 core earnings
Achievement Achieved and ongoing. PLDT declared an interim dividend of Pesos 50 (US$1) per share to be paid to common shareholders in September and raised the dividend payout to 60 per cent of the core earnings.

Indofood

Goal Implement and continue to enhance the new distribution system to improve sales and area-specific product mix
Achievement Significantly achieved and ongoing. Since end of 2005, Indofood increased stock points which allows it to distribute products to over 200,000 outlets in Indonesia. Most business groups reported strong growth in sales volume during the period and net sales grew by 17.8 per cent to Rupiah 10,141.7 billion (US$1,104.7 million).

Goal Continue to focus on branded products and expand revenue through domestic, regional and international business development
Achievement Significantly achieved and ongoing. Total sales of the consumer branded products group improved by 23.1 per cent to Rupiah 4,048.7 billion (US$441.0 million) when compared to the same period of 2005.

Goal Continue to strengthen market leadership position
Achievement Achieved and ongoing. Most of Indofood's major products remain market leader in their respective segments in Indonesia.

Goal Continue to expand oil palm plantation areas to be able to meet the supply requirements of its edible oil refineries
Achievement Achieved and ongoing. Plantation land bank increased from approximately 95,000 hectares in December 2005 to approximately 138,000 hectares in the first half of 2006, of which approximately 63,000 hectares are planted with oil palm. In August 2006, Indofood subsidiary company had entered into a conditional agreement to acquire approximately 85,500 hectares plantation area and the transaction is expected to be completed by 31 December 2006.

Goal Further reduce foreign currency exposure by reducing foreign currency debt
Achievement In progress. Eurobonds totaling US$143.7 million were fully refinanced with a combination of internal resources and foreign currency borrowings of lower amount. In addition, debt to equity ratio was marginally reduced to 1.58 times (31 December 2005: 1.59 times) and net gearing ratio improved to 1.18 times (31 December 2005: 1.36 times).

Goal Continue operational efficiency enhancement and cost reduction program
Achievement In progress. Ongoing improvement in its supply chains, operating systems and procedures, and manpower rationalization will further enhance Indofood's operational effectiveness and capability.

Metro Pacific/Metro Pacific Investments Corporation (MPIC)

Goal Complete reorganization and recapitalization plan
Achievement Partially achieved and ongoing. 51.0 per cent interest in Landco is now held by a new and debt-free investment company MPIC. The consolidation of Metro Pacific's authorized capital stock will set the stage for MPIC to make a tender offer to Metro Pacific shareholders and thereafter effect the delisting of Metro Pacific and listing of MPIC.

Goal Strengthen Landco's position as a diversified property developer through support to key expansion projects
Achievement In progress. Landco's new parent company MPIC plans to raise new capital from international investors to accelerate Landco's new and expansion projects in upper and mid market residential resorts, first home subdivisions and regional shopping centers.

Goal Continue to explore investment opportunities in the infrastructure sector
Achievement In progress. MPIC has partnered with DMCI Holdings Inc. to bid for Maynilad Water Services Inc. which supplies water to the western part of Manila. It is also evaluating potential investment opportunities in other infrastructure projects.

Goal Continue implementing rehabilitation program for Nenaco
Achievement Ongoing. The domestic shipping industry suffers from over-capacity and the operation continues to be pressured from high fuel costs. Management is currently reviewing a number of strategic options with respect to Metro Pacific's investment in Nenaco.

FIRST
PACIFIC

Level Up

Goal Diversify and expand games portfolio
Achievement Partially achieved and ongoing. In the Philippines, Level Up launched RF Online, a 3-D science fiction themed massively multiplayer online role playing game and Free Style, a three on three hip hop influenced basketball casual online game. In Brazil, Level Up plans to launch Gunz and Grand Chase, both are casual online games, and RF Online in the second half of 2006. In India, Ragnarok was commercially launched in March and Gunz is scheduled to be launched in the third quarter of 2006.

Goal Grow subscriber base in higher growth markets in Brazil and India
Achievement In progress. Level Up subscriber base in Brazil and India remains flat pending the launch of new games in the second half of 2006.

Goal Develop supplementary non-game revenue sources
Achievement In progress. In the Philippines, Level Up has begun to market online advertising and in game advertisement deals. This is at a very early stage but growth is expected to accelerate in the medium term as the online advertising market continues to mature. In addition, non-game contents including mobile downloads, avatars, ring tones and other digital content will be offered to the market in 2007.

Goal Build alliances and dominant distribution network
Achievement Partially achieved and ongoing. In its various territories, Level Up has active marketing alliances with leading consumer brands, media and retailers.

Goal Further build "Level Up!" brand
Achievement In progress. In the Philippines, "Level Up!" brand will be further strengthened when its new portal website launches in the second half of 2006. In Brazil, the plan of launching three new games by the end of 2006 will increase exposure of "Level Up!" brand.

FINANCIAL REVIEW
LIQUIDITY AND FINANCIAL RESOURCES
NET DEBT AND GEARING

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

	At 30 June 2006			At 31 December 2005		
US$ millions	Net debt[(i)]	Total equity	Gearing[(ii)] (times)	Net debt[(i)]	Total equity	Gearing[(ii)] (times)
Head Office	229.8	1,425.5	0.16x	152.6	1,419.2	0.11x
Indofood	573.2	654.0	0.88x	595.7	541.6	1.10x
Metro Pacific/MPIC	37.3	11.2	3.33x	40.2	4.8	8.38x
Group adjustments[(iii)]	–	(1,239.6)	–	–	(1,258.9)	–
Total	840.3	851.1	0.99x	788.5	706.7	1.12x

Associated

	At 30 June 2006			At 31 December 2005		
US$ millions	Net debt	Total equity	Gearing[(ii)] (times)	Net debt	Total equity	Gearing[(ii)] (times)
PLDT	1,218.5	1,616.5	0.75x	1,384.2	1,400.9	0.99x

(i) Includes restricted cash.
(ii) Calculated as net debt divided by total equity.
(iii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's accumulated losses and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing increased principally because of payments for the additional investment for 1.1 per cent interest in PLDT. Indofood's gearing declined mainly because of increased total equity. Metro Pacific/MPIC's gearing declined mainly because of larger equity base and debt settlements at Metro Pacific. PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced total equity.

The Group's gearing continued to improve to 0.99x level principally as a result of the growth of Group's total equity as a result of strong profit contributions from PLDT and Indofood.

MATURITY PROFILE

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

US$ millions	At 30 June 2006	At 31 December 2005
Within one year	422.1	345.0
One to two years	326.9	152.3
Two to five years	343.9	518.6
Over five years	61.7	73.3
Total	1,154.6	1,089.2

The change in Group's debt maturity profile at 30 June 2006 principally reflects Indofood's refinancing of the outstanding amount of US$153.7 million Eurobonds due in June 2007 and reclassification of Rupiah 1.2 trillion (US$129.0 million) of Rupiah bonds due in June 2008.

Associated

	PLDT	
US$ millions	At 30 June 2006	At 31 December 2005
Within one year	162.2	354.2
One to two years	349.6	376.8
Two to five years	507.6	455.4
Over five years	832.4	930.5
Total	1,851.8	2,116.9

PLDT's debt maturity profile were stated at nominal values.

CHARGES ON GROUP ASSETS

At 30 June 2006, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivables, available-for-sale assets and inventories with a net book value of US$74.1 million (31 December 2005: US$45.2 million). Apart from these, the Head Office's US$108.0 million secured bonds and a US$50.0 million bank loan were secured by the Group's interests of 51.5 per cent (31 December 2005: 51.5 per cent) in Indofood and 1.7 per cent (31 December 2005: 1.7 per cent) in PLDT, respectively.

FINANCIAL RISK MANAGEMENT
FOREIGN CURRENCY RISK

(A) Company risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's net asset value (NAV) relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 30 June 2006 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[(i)] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	15.5	3.79
Indofood	4.2	1.02
MPIC	0.2	0.04
Total	19.9	4.85

(i) Based on quoted share prices as at 30 June 2006 applied to the Group's economic interest for PLDT and Indofood and investment cost for MPIC.
(ii) The NAV of the Group's investment in Level Up is based on its historic U.S. dollar cost and, accordingly, any depreciation of the peso, rupee and reais would not affect the Group's adjusted NAV.

(B) Group risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

NET DEBT BY CURRENCY

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	Total
Total borrowings	614.0	41.7	495.1	3.8	1,154.6
Cash and cash equivalents[(i)]	(196.0)	(6.2)	(110.9)	(1.2)	(314.3)
Net debt	418.0	35.5	384.2	2.6	840.3
Representing:					
Head Office	231.8	(1.5)	–	(0.5)	229.8
Indofood	185.9	–	384.2	3.1	573.2
Metro Pacific/MPIC	0.3	37.0	–	–	37.3
Net debt	418.0	35.5	384.2	2.6	840.3

Associated

US$ millions	US$	Peso	Yen	Others	Total
PLDT	1,375.2	(204.2)	48.8	(1.3)	1,218.5

(i) Includes restricted cash.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	Group net profit effect
PLDT	1,375.2	884.7	490.5	4.9	0.7
Indofood	185.9	–	185.9	1.9	0.7
Metro Pacific/MPIC	0.3	–	0.3	–	–
Head Office[(i)]	231.8	–	231.8	–	–
Total	1,793.2	884.7	908.5	6.8	1.4

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

EQUITY MARKET RISK

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows.

	Philippine Composite Index	Jakarta Composite Index
At 31 December 2005	2,096.0	1,162.6
At 30 June 2006	2,178.8	1,310.3
Increase during first half of 2006	4.0%	12.7%

In January 2005, a wholly-owned Head Office subsidiary company issued a zero coupon 5-year US$199 million Exchangeable Notes guaranteed by the Company. Exchangeable Notes with face amount of US$7.5 million were settled during the first half of 2006, leaving an outstanding principal amount of US$191.5 million.

The holders of the Exchangeable Notes have the right to exchange the Exchangeable Notes to the underlying approximately 3.6 per cent interest in PLDT and the Company has the option to settle such exchange obligation in cash or shares in PLDT. Pursuant to HKAS 39 "Financial Instruments: Recognition and Measurement", the exchange option embedded in the Exchangeable Notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in PLDT share price and generated a non-cash accounting loss of US$2.1 million in the first half of 2006. The change of such option liability is economically hedged by a corresponding change in the value of PLDT shares held by the Group generally and specifically with respect to the approximately 3.6 per cent PLDT shares underlying the Exchangeable Notes. Such a natural hedge and the corresponding change in value of the Group's shareholding in PLDT, however, is not to be reflected in the Group's financial results under HKAS 28 "Investments in Associates" as the Group's investments in and results of PLDT are equity accounted for.

During the first half of 2006, the Group purchased a 1.1 per cent interest in PLDT for US$75.7 million and designated them as financial assets at fair value through profit or loss to both provide additional economic hedge against the changes in option liability and to enhance the Group's strategic shareholding in PLDT. The change in fair value of such interest in PLDT resulted in the Group recording an accounting loss of US$3.3 million during such period.

INTEREST RATE RISK

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[(i)]	Net debt
Head Office	300.9	49.3	(120.4)	229.8
Indofood	236.8	525.5	(189.1)	573.2
Metro Pacific/MPIC	36.2	5.9	(4.8)	37.3
Total	573.9	580.7	(314.3)	840.3

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	Net debt
PLDT	1,260.1	447.2	(488.8)	1,218.5

(i) Includes restricted cash.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group net profit effect
Head Office	49.3	0.5	0.5
Indofood	525.5	5.3	1.9
Metro Pacific/MPIC	5.9	0.1	–
PLDT	447.2	4.4	0.7
Total	1,027.9	10.3	3.1

ADJUSTED NAV PER SHARE

There follows a calculation of the Group's underlying worth.

US$ millions	Basis	At 30 June 2006	At 31 December 2005
PLDT	(i)	1,551.5	1,491.5
Indofood	(i)	416.0	407.0
MPIC	(ii)	15.5	–
Level Up	(ii)	15.0	15.0
Head Office			
– Net debt		(229.8)	(152.6)
– Derivative liability	(iii)	(39.2)	(39.3)
Total valuation	(iv)	1,729.0	1,721.6
Number of ordinary shares in issue (millions)		3,189.3	3,188.8
Value per share			
– U.S. dollar		0.54	0.54
– HK dollars		4.23	4.21
Company's closing share price (HK$)		3.03	3.00
Share price discount to HK$ value per share (%)		28.8	28.7

(i) Based on quoted share prices as at 30 June 2006 and 31 December 2005 applied to the Group's economic interest.
(ii) Based on investment cost.
(iii) Represents the fair value of option element embedded in the Exchangeable Notes.
(iv) No value has been attributed to the Group's investment in Metro Pacific.

EMPLOYEE INFORMATION

The following information relates to the Head Office and its subsidiary companies.

For the six months ended 30 June

US$ millions	2006	2005
Employee remuneration (including Directors' remuneration)		
Basic salaries	66.0	56.6
Bonuses	8.7	5.5
Benefits in kind	19.6	15.6
Pension contribution	9.0	3.2
Retirement and severance allowances	5.0	6.7
Equity-settled share option expense	1.4	3.4
Total	109.7	91.0
	2006	2005
Number of employees		
– At 30 June	46,874	47,438
– Average for the period	46,742	48,292

For details regarding the Group's remuneration policies for Directors and senior executives, please refer to page 43 of the Company's 2005 Annual Report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

CORPORATE GOVERNANCE

The Company is committed to building and maintaining high standards of corporate governance practices. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

The Company has applied these principles and complied with all the CG Code mandatory provisions and has also met most of the recommended best practices in the CG Code throughout the accounting period covered by the Interim Report. Further information concerning our corporate governance practices has been set out on pages 39 to 48 of the Company's 2005 Annual Report.

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Continuing connected transactions

At the Company's special general meeting held on 14 June 2006, the Company's independent shareholders approved, inter alia, a series of continuing connected transactions relating to Indofood's noodles business, which principally involve the provision of raw materials or finished and packaging products, the provision of technical services and the licensing of related trademarks to connected persons, as well as the Annual Caps for the Noodles Business Transactions for the years ending 31 December 2006, 2007 and 2008. In cases where the transactions expire part way through the calendar year 2008, the independent shareholders approved the pro rata amount of the Annual Cap applicable to the period during the calendar year for which the relevant agreement remains in effect, details as set out in the Company's circular dated 22 May 2006.

The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31 December 2006 and 2007 are US$47.5 million and US$60.8 million respectively. The aggregate Annual Caps for the Noodles Business Transactions applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million. As the relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions exceed 2.5%, the Company obtained the independent shareholders' approval for each of these continuing connected transactions at the special general meeting referred to above.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions was not required to be approved by the independent shareholders at the special general meeting.

Each of the above continuing connected transactions will be subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Company and reviewing its effectiveness through the Audit Committee. The Board has appointed a Compliance Officer on a continuing basis to assist the Company in its compliance obligations.

During the period since the last review the Audit Committee can advise that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorisation and the accounts are reliable for publication and compliant with relevant laws and regulations.
- There is an ongoing process in place for identifying, evaluating and managing the material business risks faced by the Group.
- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.

REVIEW STATEMENTS BY THE AUDIT COMMITTEE AND EXTERNAL AUDITORS

The Audit Committee and external auditors have reviewed the 2006 interim results, including the accounting policies and practices adopted by the Group.

INTERIM DIVIDEND

The Board has declared an interim cash dividend of HK1.00 cent (U.S. 0.13 cent) per ordinary share. It is expected that the interim dividend will be paid in the currencies in accordance with the registered address of the shareholders (i.e. HK dollars for Hong Kong, Macau and PRC shareholders, Sterling pounds for UK shareholders and U.S. dollars for shareholders of all other countries). Dividend warrants will be dispatched to shareholders on or about Friday, 27 October 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed on Friday, 29 September 2006 during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 28 September 2006.

INTERIM REPORT

The 2006 Interim Report will be mailed to shareholders and available on the Company's website at www.firstpacco.com before the end of September 2006.

On behalf of the Board of Directors
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

7 September 2006

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, Chairman	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
Ambassador Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W. C. Tang*, *OBE, Chevalier de l'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*